Exhibit 12.1
ALBEMARLE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except for Ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$544,427	$374,593	$480,577	$379,198	$130,372
Fixed Charges:
Interest expense (before capitalized interest)	37,701	38,777	39,992	26,624	25,820
Portion (1/3) of rents representing interest factor	10,241	11,028	10,298	9,669	9,124
Total fixed charges	47,942	49,805	50,290	36,293	34,944
Amortization of capitalized interest	1,987	1,527	1,242	1,214	1,272
Distributed income of unconsolidated investments	21,632	26,908	23,685	16,414	18,045
Interest capitalized	(6,142)	(5,977)	(2,418)	(1,091)	(1,236)
Net income attributable to noncontrolling interests (net of tax)	(26,663)	(18,591)	(28,083)	(13,639)	(11,255)
Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$583,183	$428,265	$525,293	$418,389	$172,142
Ratio of earnings to fixed charges	12.2	8.6	10.4	11.5	4.9